October 4, 2005                                             MICHAEL J. MESSAGLIA
                                                     DIRECT DIAL: (317) 238-6249
                                                  E-MAIL: MMESSAGLIA@KDLEGAL.COM


VIA EDGAR
---------


United States Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Accountant
450 Fifth Street, N.W.
Washington, DC  20549

Attn:    Amit Pande, Assistant Chief Accountant
         Chris Harley

         Re:  Blue River Bancshares, Inc.
              Item 4.02 8-K filed April 20, 2005
              Form 10-KSB for the fiscal year ended December 31, 2004 Forms 10-QSB for the quarterly periods ended March 31, 2005 and June 30, 2005
              File No. 000-24501

Ladies and Gentlemen:

         On behalf of our client, Blue River Bancshares, Inc. (the "Company"), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the "Commission") received September 20, 2005 concerning the above-referenced reports of the Company. The Staff's comments are addressed in the order in which they were presented in the Staff's letter.

                             COMMENTS AND RESPONSES


FORM 8-K ITEM 4.02 FILED APRIL 20, 2005

GENERAL

1. PLEASE FILE IN EDGAR YOUR RESPONSE LETTERS DATED AUGUST 23 AND AUGUST 30, 2005 RELATED TO THE REVIEW OF THIS FILING.

      The letters dated August 23 and August 30, 2005 related to the review of the above-referenced filings have been filed via EDGAR.

United States Securities and Exchange Commission
October 4, 2005
Page 2



2. WE NOTE YOUR RESPONSE TO THE FIRST BULLET OF PRIOR COMMENT 1 AND THE BACKGROUND INFORMATION PROVIDED IN YOUR RESPONSE DATED AUGUST 30, 2005. PLEASE FILE AN AMENDED FORM 8-K TO INCLUDE A BRIEF DESCRIPTION OF THE FACTS AND EVENTS FROM THE DATE OF DISCOVERY OF THE SFAS 91 ERROR TO YOUR CONCLUSION ON APRIL 14, 2005 REGARDING THE NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS. IN YOUR REVISED DISCLOSURE, SPECIFY THE DATE ON WHICH THE AUDITORS INFORMED YOU OF THE ERROR AND INCLUDE DISCLOSURE SIMILAR TO THAT PRESENTED IN PAGE 2 OF YOUR RESPONSE LETTER. SPECIFICALLY ADDRESS WHY A FORM 8-K ITEM 4.02 WAS NOT FILED AT THE TIME OF YOUR 2004 FORM 10-KSB FILING.

      An amended Form 8-K that is responsive to your comments has been filed as requested.

3. WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT 2 AND NOTE THAT YOU HAVE FILED RESTATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED MARCH 31, 2004 AND JUNE 30, 2004 IN YOUR FORMS 10-QSB FOR THE FIRST TWO QUARTERS IN 2005. PLEASE FILE RESTATED FINANCIAL STATEMENTS IN AN AMENDED FORM 10-QSB FOR THE QUARTER ENDED SEPTEMBER 30, 2004 TO DISCLOSE THE CORRECTION OF AN ERROR IN ACCORDANCE WITH PARAGRAPH 37 OF APB OPINION NO. 20.

      In the Forms 10-QSB for the first two quarters of 2005, the Company restated each amount in the Forms 10-QSB for the first three quarters of 2004, which has been changed as a result of the correction of the error in accounting for FASB 91 cost deferrals. Given the proximity to the time when the Company will be required to file its next Form 10-QSB, we respectfully submit that little benefit would be derived from filing amended financial statements in an amended Form 10-QSB for the quarter ended September 30, 2004.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

ITEM 7.  FINANCIAL STATEMENTS

4.    WE NOTE YOUR RESPONSE TO THE SECOND AND THIRD BULLETS OF OUR PRIOR COMMENT
      1. PLEASE REVISE TO DISCLOSE THE FOLLOWING IN THE NOTES TO THE FINANCIAL
      STATEMENTS:

      o IDENTIFY THE CHANGES THAT WERE IMPLEMENTED IN 2004 TO YOUR STANDARD DEFERRED COST PROCEDURES; AND

      There was no change in accounting policy or procedures to disclose. The Company follows SFAS 91 and the accounting policy under SFAS 91 has been disclosed in Note 1 to the

United States Securities and Exchange Commission
October 4, 2005
Page 2



financial statements. During 2004 the cost deferral dollar amount for appraisals on home equity loans was updated to the estimated current cost, but this amount was later found to be in error for a significant volume of these loans. This error was identified during the audit of the financial statements, and the financial statements were corrected. Accordingly, there was no change in accounting policy that would require disclosure, and, since the error was corrected, there was in fact no significant change in SFAS 91 cost deferrals.

      o QUANTIFY THE AGGREGATE EFFECT OF THE YEAR-END ADJUSTMENTS THAT WERE MADE IN THE FOURTH QUARTER OF 2004 TO CORRECTLY REPORT SFAS 91 COST DEFERRALS IN YOUR 2004 FINANCIAL STATEMENTS, IN ACCORDANCE WITH PARAGRAPH 31 OF APB 28.

      We believe this issue is moot since the quarterly amounts have been restated. The purpose of this disclosure under paragraph 31 of APB 28 is to allow a financial statement user that computes the results of the fourth quarter (by subtracting the quarterly results from the annual results) to understand any unusual amounts affecting the fourth quarter. The Company has informed users not to rely on the results in the 2004 Forms 10-QSB and has now restated the quarterly results, as disclosed in the March 31, 2005 Form 10-QSB. As a result, a user may now compute the results of the fourth quarter 2004, and such results are no longer disproportionately affected by the audit adjustment (as the use of restated numbers properly allocates the audit adjustment to each affected period, resulting in no unusual effect on the fourth quarter). Therefore, we respectfully suggest that adding this disclosure to the Form 10-KSB is not necessary at this time, and in fact could be confusing. However, we will consider the need for such disclosures in the future.

ITEM 8A. CONTROLS AND PROCEDURES
         EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES, PAGE 21

5. WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT 3 AND CONTINUE TO BELIEVE THAT THE CURRENT DISCLOSURE DOES NOT MEET THE REQUIREMENTS OF ITEM 307 OF REGULATION S-B. PLEASE REVISE TO EXPRESSLY STATE WHETHER OR NOT THE CEO AND CONTROLLER CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD COVERED BY THE REPORT ARE EFFECTIVE OR INEFFECTIVE.

      An amended Form 10-KSB that is responsive to your comments has been filed as requested.

United States Securities and Exchange Commission
October 4, 2005
Page 4


FORMS 10-Q FOR THE QUARTERLY PERIODS ENDED MARCH 31, 2005 AND JUNE 30, 2005

ITEM 1.  FINANCIAL STATEMENTS

6. PLEASE REVISE TO LABEL AS `RESTATED' COLUMNS FOR THE QUARTERLY PERIOD IN 2004 THAT HAVE BEEN RESTATED.

      Amended Forms 10-QSB that are responsive to your comments have been filed as requested.

ITEM 3.  CONTROLS AND PROCEDURES
         EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES, PAGE 21

7. WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENTS 4, 5 AND 6 AND CONTINUE TO BELIEVE THAT CURRENT DISCLOSURES DO NOT EXPRESSLY STATE UNQUALIFIED CONCLUSIONS OF YOUR CEO AND CONTROLLER WITH RESPECT TO THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES AT THE "REASONABLE ASSURANCE" LEVEL. ACCORDINGLY WE REISSUE OUR PRIOR COMMENTS.

      Amended Forms 10-QSB that are responsive to your comments have been filed as requested.

      If you have any questions or need additional information, please do not hesitate to contact me.

                                                   Sincerely,

                                                   /s/ Michael J. Messaglia

                                                   Michael J. Messaglia